               190 Office Park Way

Pittsford, New York 14534

585-387-9000

VIA EDGAR

January 28, 2011

Vincent J. DiStefano, Esq.

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:

Our Street Funds, Inc.

File Numbers 333-15781; 811-22279

Dear Mr. DiStefano:

I am writing this letter in response to the comments which we received telephonically from the staff on November 22, 2010, relating to Pre-Effective Amendment No. 1 to the registration statement on Form N-1A (“Registration Statement”) which we filed on behalf of Our Street Funds, Inc. (“Registrant”) on or about October 25, 2010.  Registrant proposes to address the staff’s comments in a subsequent pre-effective amendment to be filed once the investment adviser to Registrant has become registered as an investment adviser with the Securities and Exchange Commission.  In the meantime, on behalf of Registrant, we convey the following responses to comments received from the staff on November 22, 2010.

COMMENTS ON THE PROSPECTUS

1.

Cover Page

Comment:

Delete the information about the investment adviser from the Cover Page.

Response:

The information about the investment adviser has been deleted from the Cover Page.

2.

Fees and Expenses of the Fund:  Introductory Paragraph

Comments:

In the paragraph which precedes the Expense Table:

•

Revise the first sentence to delete the words “or redeem” and “or more through certain programs described elsewhere in this prospectus.”

•

Revise the second sentence to include the words “and other” before the word “discounts.”

Response:

The paragraph has been revised as follows:

This table describes the fees and expenses that you may pay if you buy and hold ~~or redeem~~  shares of the Fund.   You may qualify for sales charge discounts on purchases of $50,000 ~~or more or through certain programs described elsewhere in this prospectus.~~   More information about these and other discounts is available from your financial professional and in the section “How to Purchase Shares” beginning on page __ of the prospectus and in the section “How to Buy Shares” in the Fund’s Statement of Additional Information.

1.

Fees and Expenses of the Fund:  “Shareholder Fees”

Comments:

Under the table captioned “Shareholder Fees”

•

Revise the line item captioned “Maximum Deferred Sales Charge” to include the maximum percentage charged on redemptions of shares purchased at net asset value ($1 million or more) that are redeemed within a period of 18 months.  Delete the related footnote.

•

Delete the line item relating to fees charged for redemptions by wire.

Responses:

•

Registrant would appreciate the opportunity to discuss the comment relating to the maximum deferred sales charge on redemptions of shares purchased at net asset value ($1 million or more) that are redeemed within a period of 18 months  and the related footnote with the staff.

•

The line item relating to fees charged for redemptions by wire has been deleted.

1.

Fees and Expenses of the Fund:  “Annual Fund Operating Expenses”

Comments:

•

Under the table captioned “Annual Fund Operating Expenses”, show the service fee as a sub-caption under “Other Expenses.”

•

Delete all references to the “expense ratio” guarantee unless there is a contact between the Adviser and the Fund which will continue in effect for one year or more.

Responses:

•

The table captioned “Annual Fund Operating Expenses” has been revised to show the service fee as a sub-caption under “Other Expenses”.

•

The Adviser is contractually obligated to waive a portion of its advisory fee and/or to reimburse expenses of the Fund for a period of one year following the effectiveness of its registration statement. The letter agreement between the Adviser and the Fund will be filed as an exhibit to the registration statement.

1.

Fees and Expenses of the Fund

Comment:

Track the language in Item 3 verbatim.

Response:

The paragraph immediately following the caption “Fees and Expenses” has been revised to read as follows:

This table describes the fees and expenses that you may pay if you buy and hold ~~or redeem~~  shares of the Fund.   You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $[        ] in the Fund.   ~~on purchases of $50,000 or more or through certain programs described elsewhere in this prospectus.~~   More information about these and other discounts is available from your financial professional and in the section “How to Purchase Shares” beginning on page __ of the prospectus and in the section “How to Buy Shares” beginning on page __ in the Fund’s Statement of Additional Information.

2.

Portfolio Turnover

Comment:

Track the language in Item 3 verbatim.

Response:

The paragraph in the section captioned “Portfolio Turnover” has been revised to read as follows:

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio).   A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account.  These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund’s performance.  During its most recent fiscal year, the Fund’s portfolio turnover rate was __% of the average value of its portfolio.

In view of the fact that the fund will not have completed a fiscal year at the time that the registration statement becomes effective, we would appreciate the opportunity to discuss with the staff acceptable modifications to the paragraph above.

3.

Principal Investment Strategies

Comment:

The second paragraph includes the following statement:  “Although the receipt of income is not consideration in the selection of portfolio securities, it is possible that the Fund will invest in securities which pay dividends”.   Specify the types of dividend-paying securities in which the fund will invest (e.g. preferred stocks, bonds).

Response:

The Fund may invest in two types of securities that will pay dividends:  (1) common stocks that pay a yearly dividend, (2) to a lesser extent, preferred stocks that pay dividends. The Fund will purchase only investment grade preferred stocks, (3) convertible debt securities.

Registrant recognizes that investments in preferred stocks may be subject to the following risks:

•

Deferral Risk- Most preferred stocks have allowances for circumstances that would cause the issuer to defer dividend payments. An issuer can defer dividend payments, by law, for up to 20 consecutive quarters. If the Fund owns such a security in the portfolio, it may be required to report it as taxable even while not receiving payments.

•

Redemption Risk- Many preferred stocks contain call provisions that would allow for the issuer to call the stock in the event of a change in securities law or taxation. If the security is called the Fund may not be able to reinvest the proceeds into another security at the same rate.

•

Limited Voting Rights-Preferred stocks seldom carry voting rights, whereas common shares do provide the security holder the right to vote or proxy.

•

Subordination-Preferred stocks are lower on the rung of payments following a bankruptcy to bonds and other debt instruments issued by a company. It is also secondary to regular interest payments to corporate bonds.

•

Liquidity risk- Preferred stocks are generally less liquid than common stock and other types of securities such as corporate bonds.

However, because investments in dividend-paying common stocks, dividend-paying preferred stocks, and convertible debt securities will not be a principal investment strategy of the Fund, Registrant proposes to move the following sentence from the section captioned “Principal Investment Strategies” to the section captioned “Other (Non-Principal) Investment Strategies and Risks”:  “Although the receipt of income is not consideration in the selection of portfolio securities, it is possible that the Fund will invest in securities which pay dividends.”

Comment:

Revise the following sentence to clarify that the Fund will invest 80% of its “total” assets (rather than 80% of its net assets) in Virginia Securities: “At least 90% of the Fund’s net assets will normally be invested in common stocks, preferred stocks and convertible securities, with at least 80% of the Fund’s  net  assets invested in Virginia Securities.”

Response:

The sentence has been revised as follows:  “At least 90% of the Fund’s net assets will normally be invested in common stocks, preferred stocks and convertible securities, with at least 80% of the Fund’s total assets invested in Virginia Securities.”

Comment:

Move the following sentence to the disclosures relating to Item 9 (“Investment Objectives, Principal Investment Strategies, Related Risks and Disclosure of Portfolio Holdings”):  “Fund shareholders will be provided with at least sixty (60) days’ prior notice of any change in this policy.”

Response:

The sentence has been moved.

Comment:

Delete the following sentence:  “The Adviser will generally make investments with a buy and hold approach, but will dispose of investments when the Adviser believes doing so is in the best interests of the Fund and its shareholders.”     Replace it with a statement that provides a clear indication of how the Adviser decides what to buy and when to sell.

Response:

The following sentence has been deleted:  “The Adviser will generally make investments with a buy and hold approach, but will dispose of investments when the Adviser believes doing so is in the best interests of the Fund and its shareholders.”  It has been replaced with the following paragraph:

The Adviser will make investments with a buy and hold approach. Purchasing decisions will be made using fundamental analysis to help determine if a particular equity is trading at a value and the Adviser reasonably expects the security to appreciate in price over time. When selling a security, the Adviser may use a combination of fundamental analysis and technical analysis to determine if a stock has appreciated in value to a point where it has either become and over-valued stock with downside risk, or that a significant gain in that equity has been reached and the Adviser decides to lock in the gains for the shareholders. Other factors may provide reason for selling securities in the portfolio such as negative news or the need for a more diverse portfolio.

1.

Principal Risks

Comment:

Clarify whether investments in growth stocks is a principal investment strategy.  If so, include in strategy section.

Response:

Investments in growth stocks will be a principal investment strategy.  A description of this investment strategy will be included in the strategy section.

Comments:

•

Revise the risk captioned “Special Risks of Investing in Small-Cap Stocks” to delete the first two sentences (which do not constitute risk disclosure).

•

Move the deleted text to the disclosures relating to Item 9 (“Investment Objectives, Principal Investment Strategies, Related Risks and Disclosure of Portfolio Holdings”) if investing in small-cap stocks is not a principal investment strategy.

Response:

Because investments in small-cap stocks is not a principal investment strategy, Registrant proposed to move the paragraph in its entirety to the section captioned “Other (Non-Principal) Strategies and Risks.”

Comments:

•

Revise the caption (and other disclosure) relating to the Fund’s investments in Virginia Securities to reflect an investment “focus” rather than an investment “concentration”.

•

Move the following sentence to the strategies section:  “The Adviser believes that Virginia’s combination of a strong economic infrastructure and prudent fiscal and legislative policy provides the securities of issuers located in, or having a significant presence in, the Commonwealth with greater than average potential for capital appreciation.”  Revise the sentence which follows to delete the word “However.”

Response:

•

The paragraph has been revised as follows:

Special Risks of ~~Concentration~~  Focus in Virginia Securities. Because the Fund invests primarily in Virginia Securities, the value of the Fund’s portfolio also will be affected by the special economic and other factors that might affect issuers located in or having a significant presence in the Commonwealth. The volatility associated with investments in growth stocks is likely to be even greater where, as here, the Fund’s investments are ~~concentrated~~  focused in a single state.  A change in the economic environment of the Commonwealth will have a greater impact on the Fund than on a fund whose investments reflect a wider geographic distribution.   ~~The Adviser believes that Virginia’s combination of a strong economic infrastructure and prudent fiscal and legislative policy provides the securities of issuers located in, or having a significant presence in, the Commonwealth with greater than average potential for capital appreciation.  However,~~  T ~~t~~ here is no assurance that these factors and the other demographic and economic characteristics that the Adviser believes favor these companies exist now or will continue in the future.  Moreover, it should be noted that numerous economic and political factors can have a detrimental effect on businesses within the Commonwealth.  It should also be noted that many of the companies in which the Fund invests have operations in places other than Virginia.  As a result, even if investing in Virginia is advantageous, many of the companies will derive a benefit from Virginia only partially or, in some cases, not at all.

1.

The Fund’s Past Performance

Comment:

Revise this section to comply with Form N-1A disclosure requirements (i.e. even though the Fund has no operating history).

Response:

The section captioned “The Fund’s Past Performance” has been revised as follows:

THE FUND’S PAST PERFORMANCE

Because t ~~T~~ he Fund had not commenced operations ~~on ________________.~~   as of the date of this prospectus, it has no prior performance information. ~~No performance information is available for the Fund at this time.~~ After the Fund commences operations, performance information, showing the variability of the Fund’s returns will be available by calling the toll-free number on the back of the Fund’s prospectus and on the Fund’s website at: _______________.   The Fund’s performance information will provide some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year and by showing how the Fund’s average annual total returns for 1, 5 and 10 years compare with those of a broad measure of market performance.  The Fund’s past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future.

2.

The Fund’s Investment Adviser

Comment:

Delete the address of the Fund’s Investment Adviser.

Response:

The address of the Fund’s investment adviser has been deleted.

3.

Portfolio Manager

Comment:

•

Include Mr. Schweingrouber’s title.

•

Delete the following sentence:  “Mr. Schweingrouber has limited investment experience and has never managed a mutual fund portfolio.”

•

Include the deleted sentence in the risk factor section.

Response:

•

Mr. Schweingrouber’s title (Vice President and Portfolio Manager)has been included.

•

The following sentence has been deleted from the section captioned “Portfolio Manager” and included in the risk factor section:  “Mr. Schweingrouber has limited investment experience and has never managed a mutual fund portfolio.”

1.

Purchase and Sale of Fund Shares

Comment:

Delete the following sentence from the first paragraph:  “The Fund may, in the Adviser’s sole discretion, accept certain accounts with less than the stated minimum initial investment.”

Response:

The following sentence has been deleted from the first paragraph: “The Fund may, in the Adviser’s sole discretion, accept certain accounts with less than the stated minimum initial investment.”

2.

Taxes

Comment:

Follow the disclosure requirements of Form N-1A (Item 11(f)) verbatim.

Response:

The section captioned “Taxes” has been revised as follows:

The Fund intends to make distributions that may be taxed as ordinary income and capital gains (which may be taxable at different rates depending on the lenegth of time the Fund holds its assets).  If the Fund expects that its distributions, as a result of its investment objectives or strategies, will consist primarily of ordinary income or capital gains, provide disclosure to that effect.

The Fund’s distributions, whether received in cash or reinvested in additional shres of the Fund, may be subject to federal income tax.

3.

Other (Non-Principal) Investment Strategies and Risks)

Comment:

Identify specifically what hedging transactions will be used.

Response:

The Fund will, upon occasion, engage in the purchase of put options as a hedge for downside risk on long positions.

Comment:

Specify whether the Fund’s investments in foreign securities will involve investments in the securities of issuers in developed markets, emerging markets, or a combination of both.

Response:

The Fund’s investment of foreign securities will involve investments in a combination of developed and emerging markets.  The special risks attendant to investments in securities of issuers in emerging markets will be included in the section captioned:  “Other (Non-Principal) Strategies and Risks”:

Investments in companies in developing or emerging markets may be considered speculative.  The economies of developing or emerging market countries may be more dependent on relatively few industries that may be extremely vulnerable to local and global changes.  The governments of such countries may be more unstable than the government of more developed countries.  These countries generally have less developed securities markets, legal systems and accounting systems.  Securities of issuers located in these countries may be more difficult to sell at an acceptable price and may be more volatile than securities of issuers in countries with more mature markets.  The value of developing or emerging market currencies may fluctuate more than currencies of countries with more mature markets. Investments in these countries may be subject to greater risks of government restrictions, including confiscatory taxation, expropriation or nationalization of a particular issuer’s assets, restrictions on foreign ownership of local companies and restrictions on withdrawing assets from the country.

4.

Operation of the Fund

Comment:

Review Item 10 to make sure that all items are covered.

Response:

Because there are no material pending legal proceedings (Item 10(a)(3)) and no unique or unusual restrictions on the right freely to retain or dispose of the Fund’s shares or material obligations or potential liabilities associated with holding the Fund’s shares (other than investment risks) that may expose shareholders to significant risks (Item 10(b)), Registrant believes that no disclosure is required in response to these items.

Registrant has revised the section captioned “Operation of the Fund” as follows:

OPERATION OF THE FUND

The Fund is a non-diversified series of Our Street Funds, Inc., an open-end management investment company organized as a Maryland corporation (“Corporation”)  The Board of Directors supervises the business activities of the Corporation.  Like other mutual funds, the Corporation retains various organizations to perform specialized services for the Fund.

The Corporation retains Virginia Financial Innovation Corp. (“Adviser”), Abingdon, Virginia, to manage the Fund’s investments. The Adviser selects the Fund’s investments and handles its day-to-day business operations.  The Adviser carries out its duties, subject to the policies established by the Fund’s Board of Directors, under an investment advisory agreement which specifies the Adviser’s responsibilities.

The Fund pays the Adviser a fee equal to the annual rate of 1.10% of the average value of its daily net assets up to $100 million; 1.00% of such assets from $100 million to $200 million; and 0.90% of such assets in excess of $200 million.  The Adviser ~~currently intends~~  has agreed to waive a portion of its fees and/or reimburse the Fund for expenses incurred by it in order to maintain total annual fund operating expenses at 1.95% for a period of 12 months following the commencement of the Fund’s operations.  This arrangement may be terminated at any time after the initial 12-month period at the option of the Adviser.  A discussion regarding the basis for the Board of Directors’ approval of the investment advisory agreement between the Fund and the Adviser will be available in the ~~annual/semi-annual report to shareholders.~~ f irst report to shareholders following commencement of operations.

The Adviser has limited experience managing securities portfolios and has no previous experience managing mutual fund portfolios. As of December 31, 2010, the Adviser managed ____ securities portfolios.  The Adviser is located at 851 French Moore, Jr. Blvd. – Suite 126, Abingdon, VA 24210.

The Adviser has engaged J.C. Schweingrouber as Portfolio Manager for the Fund.  Mr. Schweingrouber has been employed by the Adviser as Vice President of Investments since April of 2007.  Prior to joining the Adviser, Mr. Schweingrouber held various positions at Fidelity Investments, none of which involved portfolio management.

5.

How to Purchase Shares

Comment:

Explain the authority for including the following sentence:  “It is the responsibility of dealers to transmit properly completed orders so that they will be received by the Transfer Agent by 5:00 p.m., Eastern Time. “

Response:

In the section captioned “How to Purchase Shares” the paragraph which immediately precedes the tabular presentation of sales charge breakpoints has been revised as follows:

Shares of the Fund are sold on a continuous basis at the public offering price next determined after receipt of a purchase order by the  ~~Fund~~ Transfer Agent .. The Transfer Agent must receive your order, in proper form, by the close of the NYSE for you to receive that day’s public offering price.  If your order is received on a day when the NYSE is closed or after it has closed, your order will receive the next public offering price that is determined.   ~~Purchase orders received by dealers prior to 4:00 p.m., Eastern time, on any business day and transmitted to the Transfer Agent by 5:00 p.m., Eastern time on that day, are confirmed at the public offering price next determined as of the close of the regular trading session on the New York Stock Exchange on that date.  It is the responsibility of dealers to transmit properly completed orders so that they will be received by the Transfer Agent by 5:00 p.m., Eastern Time.~~   Dealers may charge a fee for effecting purchase orders.   ~~Direct purchase orders received by the Transfer Agent by 4:00 p.m. Eastern time, are confirmed at that day’s public offering price.  Direct investments received by the Transfer Agent after 4:00 p.m., Eastern Time, and orders received from dealers after 5:00 p.m., Eastern time, are confirmed at the public offering price next determined on the following business day.~~   The public offering price of the Fund’s shares is the next determined net asset value per share plus an initial sales charge as shown in the following table.

6.

Summary:

Comment:

Condense information under Principal Investment Strategies.

Response:

Registrant would appreciate the opportunity to discuss this comment with the staff.

COMMENTS ON STATEMENT OF ADDITIONAL INFORMATION

7.

Fundamental Investment Limitations

Comment:

The paragraph following the list of fundamental investment limitations does not apply to borrowing.

Response:

Registrant would appreciate the opportunity to discuss this comment with the staff (i.e. in order to determine whether the comment may have been recorded incorrectly).

8.

Management of the Fund

Comment:

For each director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the Fund at the time the disclosure is made, in light of the Fund’s business and structure.  If material, this disclosure should cover the past five years, including information about the person’s particular areas of expertise or other relevant information (Item 17(b)(10)).

Response:

The additional required disclosures will be reflected in a revised Statement of Additional Information to be included in a subsequent pre-effective amendment.

Registrant believes that, collectively, members of the board of directors bring with a set of values and ethical standards necessary to look after the best interests of the shareholders of the Fund. Registrant proposes to describe the particular attributes of the members of the Board of Directors as follows in response to Item 17(b)(10).

Gary Stratton--Gary Stratton brings to the board of directors vast experience in the fields of economic research and analysis. He is a professor at the University of Virginia’s College at Wise in Wise, Virginia. This experience is important to draw upon as the economy of the Commonwealth of Virginia will be of constant discussion. In addition, Gary brings with him past experience in the brokerage industry.

Scott Bevins--Scott Bevins has a background in economic analysis and also teaches at the University of Virginia’s College at Wise in Wise, Virginia. His background in research and analysis will also assist in the discussions pertaining to the overall health and development of the Virginia economy and how that can impact future business trends in the Commonwealth.

Tara Miles-- Tara Miles has a successful history working at her family owned marketing firm. Her understanding and experience in marketing various products throughout the region gives our team at Our Street Funds, Inc. additional strength in regards to assisting with marketing ideas for the Virginia Equity Fund as well as any future investment products offered.

Dave Poole-- Dave Poole brings the experience of running a business and growing that business over time to the board of directors of the Virginia Equity Fund. In addition to that valuable experience, Dave is a well-known and respected business owner and has networked with other influential members of the business community that could be helpful in informing others of the availability of the Fund upon launch.

Matthew Ruff-- Matthew Ruff brings with him experience in the fields of transportation and retail delivery. Also, his business experience has afforded him the ability to network with his community and thus inform others through word-of-mouth about the availability of the Fund upon launch.

9.

Management of the Fund

Comment:

Reconfigure the tabular presentations required by Item 17 to square up with the precise requirements of that item.

Response:

The tabular presentations shown in the section captioned “Directors and Officers” will be revised.

We seek clarification of certain of the comments conveyed on November 22, 2010.  We would appreciate the opportunity to discuss those comments and any remaining questions that the staff might have at a mutually convenient time.

Very truly yours,

/S/ Patricia C. Foster

      Patricia C. Foster

CC:

Our Street Funds, Inc.

Sanville & Company